PAPERCLIP SOFTWARE, INC.
611 Route 46 West
HASBROUCK HEIGHTS, NJ  07604




August 24, 2005

Mr. Stephen Krikorian, Branch Chief
US Securities and Exchange Commission
Washington, DC 20549

Re: File No. 000-26598

Dear Mr. Krikorian:

     We have received your letter dated August 18, 2005, in which you had comments to the Company's response to a previous letter relating to the company's filing for the quarter ended March 31, 2005 and for the year ended December 31, 2005. Our attorney, Richard Goldberg, Esq. has requested by phone with Mr. Chris White, a five day extension thru September 7, 2005, and was granted that request on Friday, August 19, 2005. This letter confirms the above.

                                                Very truly yours,
                                                /s/ William Weiss
                                                William Weiss,
                                                Chief Executive Officer and
                                                Principal Financial Officer